Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan

March 29, 2010
Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

RE:	Internet Initiative Japan, Inc. Form 20-F for the year ended March 31, 2009 File No. 000-30204
Dear Ms. Collins:
This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated March 4, 2010, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ”) for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.

Ms. Kathleen Collins	-2-
Item 4. Information on the Company
Business Overview, page 12
1.
Consistent with your response to prior comment 3, please revise your disclosure in the business section to describe more specifically the nature of the backbone network, including general contract terms and the breakdown of the number of physical lines and/or contracts with your major carriers. In addition, the information provided in your response concerning contingent plans in the event you are unable to renew any contracts with NTT or KDDI appears to be material information that should be disclosed.

Response:	IIJ respectfully advises the staff that, as discussed with our counsel, Sandra Treusdell of Sullivan & Cromwell LLP, it believes it has provided the requested disclosure in its response letter dated January 29, 2010 and it will revise its disclosure by inserting the proposed additional disclosure in its future filings starting with the Form 20-F corresponding to the 2009 fiscal year.

Ms. Kathleen Collins	-3-
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-12
2.
We note from your response to prior comment 5 that given the short duration of your arrangements, the company believes your financial position and results of operations would not vary materially from those resulting from the use of the percentage-of-completion method and therefore you believe it is appropriate to use the completed-contract method for your system construction contracts. With regards to your arrangements that are completed within six months, please explain further, and quantify if possible, how you determined that these contracts would not create a material difference in your results of operations and, in particular, how you considered the impact of using the completed contract versus the percentage-of-completion method on your interim financial statements.

Response:	IIJ respectfully advises the staff that the differences in the financial statements line items between the completed-contract method (As reported) and the percentage-of-completion method (Pro forma) are as follows;
Consolidated Balance Sheets
(JPY thousands)
2008/1Q

	As reported	Pro forma	Difference
Account receivable	8,909,504	10,003,166	1,093,662
Inventories	1,185,250	89,381	(1,095,869)
Total current assets	24,452,803	24,450,596	(2,207)
Total asset	51,934,164	51,931,957	(2,207)

Accumulated deficit	(19,592,890)	(19,595,097)	(2,207)
Total shareholders’ equity	24,991,279	24,989,072	(2,207)
Liability and shareholders’ equity	51,934,164	51,931,957	(2,207)
2008/2Q

	As reported	Pro forma	Difference
Account receivable	9,980,614	11,478,547	1,497,933
Inventories	1,537,377	93,431	(1,443,946)
Total current assets	24,286,519	24,340,506	53,987
Total asset	53,275,475	53,329,462	53,987

Accumulated deficit	(19,394,413)	(19,340,426)	(53,987)
Total shareholders’ equity	24,979,217	25,033,204	53,987
Liability and shareholders’ equity	53,275,475	53,329,462	53,987
2008/3Q

	As reported	Pro forma	Difference
Account receivable	9,570,348	11,077,431	1,507,083
Inventories	1,617,815	165,991	(1,451,824)
Total current assets	24,212,397	24,267,656	55,259
Total asset	52,558,295	52,613,554	55,259

Accumulated deficit	(19,614,123)	(19,558,864)	(55,259)
Total shareholders’ equity	24,381,730	24,436,989	55,259
Liability and shareholders’ equity	52,558,295	52,613,554	55,259
2008/4Q

	As reported	Pro forma	Difference
Account receivable	12,255,163	12,539,484	284,321
Inventories	1,184,160	785,134	(399,026)

Total current assets	28,485,627	28,370,922	(114,705)
Total asset	55,702,546	55,587,841	(114,705)

Accumulated deficit	(19,555,489)	(19,670,194)	(114,705)
Total shareholders’ equity	24,980,713	24,866,008	(114,705)
Liability and shareholders’ equity	55,702,546	55,587,841	(114,705)
Consolidated Statements of Income
(JPY thousands)
2008/1Q

	As reported	Pro forma	Difference
System construction revenue	3,035,748	3,019,872	(15,876)
System integration revenue	7,688,824	7,672,948	(15,876)
Total revenue	16,328,133	16,312,257	(15,876)

Cost of systems integration	6,024,237	6,010,568	(13,669)
Total cost of sales	13,302,916	13,289,247	(13,669)

Operating income	411,262	409,055	(2,207)
Income before income tax	309,571	307,364	(2,207)
2008/2Q

	As reported	Pro forma	Difference
System construction revenue	3,254,198	3,658,469	404,271
System integration revenue	8,028,731	8,433,002	404,271
Total revenue	16,925,708	17,329,979	404,271

Cost of systems integration	6,154,063	6,502,140	348,077
Total cost of sales	13,781,602	14,129,679	348,077

Operating income	594,180	650,374	56,194
Income before income tax	456,479	512,673	56,194
2008/3Q

	As reported	Pro forma	Difference
System construction revenue	3,724,073	3,733,223	9,150
System integration revenue	8,387,520	8,396,670	9,150
Total revenue	17,535,162	17,544,312	9,150

Cost of systems integration	6,325,592	6,333,470	7,878
Total cost of sales	14,170,476	14,178,354	7,878

Operating income	838,900	840,172	1,272
Income before income tax	476,110	477,382	1,272
2008/4Q

	As reported	Pro forma	Difference
System construction revenue	4,644,483	3,421,721	(1,222,762)
System integration revenue	9,542,022	8,319,260	(1,222,762)
Total revenue	18,941,727	17,718,965	(1,222,762)

Cost of systems integration	7,038,866	5,986,068	(1,052,798)
Total cost of sales	14,890,725	13,837,927	(1,052,798)

Operating income	1,073,040	903,076	(169,964)
Income before income tax	792,328	622,364	(169,964)
FY2008

	As reported	Pro forma	Difference
System construction revenue	14,658,502	13,833,285	(825,217)
System integration revenue	33,647,097	32,821,880	(825,217)
Total revenue	69,730,730	68,905,513	(825,217)

Cost of systems integration	25,542,758	24,832,246	(710,512)
Total cost of sales	56,145,719	55,435,207	(710,512)

Operating income	2,917,382	2,802,677	(114,705)
Income before income tax	2,034,488	1,919,783	(114,705)
•	The above includes all systems construction projects, including projects that take longer than six months for completion.

•	The profit impacts are calculated based on the average gross margin related to system construction of 13.9% for the year ended March 2009.

•	As reported is the figures calculated based on completed-contract method.

•	Pro forma is the figures calculated based on percentage-of-completion method.

•	The effect on income tax is not considered.

Ms. Kathleen Collins	-4-
Note 7. Goodwill and Other Intangible Assets, page F-22
3.	With regards to the information provided in your response to prior comments 6, please explain further the following:
•
Tell us why you believe competition is not a factor that limits the useful life of customer relationships and how you concluded that your customers will continuously renew their contracts based solely on the cost they would be expected to incur if they transferred their developed internal network systems to other service providers. In this regard, please quantify and further explain why these costs would in essence control a customer’s decision to not transfer its business elsewhere.

•
In your response to comment 13 in your letter dated October 30, 2009, you indicated that at the time of appraisal and as of March 31, 2009, the Internet Protocol technology was not “expected” to be replaced. Tell us what you believe the estimated useful life of the underlying technology is and explain further how this supports your conclusion that the “obsolescence” of this technology is not a factor which limits the useful life of the customer relationship.

•
We note that subsequent to the filing of the 2009 Form 20-F you identified “scale downs or withdrawals from certain businesses and bankruptcies reflecting the deteriorating economic situation of [your] customers” and that you are evaluating if these circumstances still continue to support an indefinite useful life for your year ending March 31, 2010. Please clarify when these problems began versus when they were identified by the company. Also, tell us whether your conclusions regarding the indefinite life for your customers relationship intangible assets has since changed as a result of these circumstances and further explain what impact this has had on your impairment analysis for this asset.

Response:	IIJ respectfully advises the staff that IIJ provides its customers with network systems and operation and maintenance that can only be provided by knowing and understanding the customers’ businesses, its organizational structure and its internal business flow. In order for our customers to switch their already-developed network systems to other providers, it would require costs such as consultation fees, costs to remove and replace equipments from our facility to other vendor’s facility, configuration costs and other costs to be paid to the new vendor. Customers would also have to be cautious about business interruption concerns. If they would have to run a parallel system for a certain amount of time before being able to transfer their system to the new provider it would again incur additional costs. Thus, corporate customers would continuously renew their contracts with the same vendor that constructed their network system instead of choosing a different vendor to operate their developed system. It is difficult to quantify the relevance between the customers’ decision to continuously renew their contracts with us and the cost that is required to switch to a different vendor because it would vary depending on the size of each system and by the level of customers’ understanding of the system. We want to emphasize that there is little competition with other vendors over our existing customers’ already-developed network systems because our customers are not willing to switch their already-developed systems to other vendors, not only because it would require additional costs and time but because customers would need to put in additional efforts, such as explaining to other vendors about their businesses and their internal business flow and also be cautious about business interruption concerns. Therefore, we believe competition is not a factor that limits the useful life of customer relationships.

The Internet Protocol technology is the foundation of IIJ’s business and its continuous development and further penetration to various fields is set forth as a premise to our business. The Internet Protocol technology was introduced to the market in the past decade and has penetrated to various fields due to its convenient use and its low cost. It is now essential and indispensable to our business and to our daily lives. Considering such situation, the Internet Protocol is expected to further penetrate in our businesses and our daily lives which would make it difficult to simply switch to other technology. In addition, we are not aware of a new technology that would replace the Internet Protocol. Thus, we believe the obsolescence of this technology is not a factor which limits the useful life of our customer relationships.

During the FY2009 second quarter closing, we identified that the customer attrition rate for the six months ended September 2009 was 2.2%, due to the scale down or withdrawal from certain businesses and bankruptcies. We are currently evaluating if these circumstances continue to support an indefinite useful life for the year ending March 31, 2010.The attrition rate for the nine months ended December 2009 was 2.3%, which is almost the same compared to the attrition rate for the six months ended September 2009. The recent cancellations were insignificant to the entire revenues and cash flows derived from the customers that compose the customer relationships and therefore, we decided that the cancellations were not trigger events which require an impairment analysis. On the other hand, we recorded JPY60.5 million losses related to the cancellation of the customers by applying the specific identification method for the nine months ended December 2009.

Ms. Kathleen Collins	-5-
* * * * *
IIJ acknowledges that:
•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Sincerely,
/s/ Akihisa Watai
Akihisa Watai
Director, Chief Financial Officer and Chief Accounting Officer

cc:	Megan Akst Ryan Houseal Maryse Mills-Apenteng (Securities and Exchange Commission) Izumi Akai Taniguchi Yoichiro Sandra Treusdell (Sullivan & Cromwell LLP)